Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2012

UNAUDITED FINANCIAL RESULTS

TURNAROUND TO REPORT POSITIVE OPERATING INCOME FOR THE QUARTER

HONG KONG — March 13, 2013 — LJ International Inc. (NASDAQ: JADE, “the Company”, or “LJI”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced its unaudited financial results for the quarter and twelve-month periods ended December 31, 2012. Effective from the announcement date of December 28, 2012, LJI had changed its fiscal year end from December 31 to March 31. As the business of LJI experiences seasonality, the twelve-month period ended December 31, 2012 financial information presented in this release is not necessarily comparable or indicative of results for its fiscal year ending March 31, 2013.

Key Financial Highlights:

US$ million except EPS	Quarter ended Dec 31, 2012	Y-Y Change	12 months ended Dec 31, 2012	Y-Y Change
Operating Revenue	56.97	1%	196.31	8%
Gross Profit	24.95	-2%	93.96	5%
Operating Income	0.38	283%	-1.30	-113%
Net Loss	0.32	-124%	4.45	-144%
EPS – Basic	-0.11	-175%	-0.52	-843%
EPS – Diluted	-0.11	-175%	-0.52	-843%

Quarter ended December 31, 2012:

•	Operating profit of US$380,000 compared to operating loss of US$210,000 in the quarter ended December 31, 2011.

•	Retail revenue up 11% year-over-year to US$35.13 million.

•	ENZO added net 11 new stores.

•	Comparable store sales remained at the same level as the quarter ended December 31, 2011.

•	Wholesale returned to operating profit of US$950,000 despite revenue down 13% year-over-year to US$21.84 million.

Twelve Months 2012:

•	Retail revenue was US$129.89 million, up 15% year-over-year.

•	ENZO added net 49 retail stores. As of the end of 2012 the retail network totaled 251 stores, with 69, 138 and 44 in tier one, tier two and tier three cities, respectively.

•

Comparable store sales increased 17% in the quarter ended March 31, 2012 but decreased 27%, 21% respectively in the quarters ended June 30, 2012 and September 30, 2012 year-over-year, while remaining at the same level in the quarter ended December 31, 2012 compared to last year.

•	Wholesale revenue was US$66.42 million, down 4% year-over-year.

•	Net loss was mainly due to corporate expenses of US$3.2 million.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, said, “The challenging market environment experienced in the three quarters ended September 30, 2012 has started to show early signs of recovery in the quarter ended December 31, 2012. We went ahead with our business strategy to expand our retail footprint by adding 11 new stores and achieved an 11% increase in revenue in the quarter. While the economic conditions in the US and Europe remained somewhat lackluster, we managed to turn a positive operating income for our wholesale business in the quarter ended December 31, 2012.”

“Despite the challenging environment, we continue to see our margins stabilizing, which is an encouraging sign of progress from our strategy to add lower price point product ranges to our sales mix and the realignment of our retail store network. Going forward, the Company will continue to consolidate and realign our stores, as well as ramp-up new stores to raise comparable store sales. Our commitment to build a sustainable long term business remains firm, and we will prudently keep up our investments in branding and marketing, as well as planting the necessary infrastructure that will reinforce our leading position in the market,” Mr Yih added.

Quarter and Twelve Months ended December 31, 2012 Unaudited Financial Results

Operating Revenue Performance Sustained By Retail Growth

Operating revenue for the quarter ended December 31, 2012 increased 1% year-over-year to US$56.97 million from US$56.64 million. Operating revenue for the twelve months 2012 increased 8% year-over-year to US$196.31 million from US$182.18 million.

Retail revenue for the quarter ended December 31, 2012 saw a year-over-year increase of 11% to US$35.13 million from US$31.61 million, representing 62% of operating revenue. Retail revenue for the twelve months 2012 rose 15% to US$129.89 million from US$112.79 million, in line with our revenue guidance for the period and representing 66% of operating revenue. The increase is attributable to the addition of our new stores during the period. The comparable store sales growth was flat as a result of the slowdown of the Chinese economy. The gem-set and diamond jewelry product line accounted for over 96% and 85% of total revenue for the quarter and twelve months ended December 31, 2012, recording a year-over-year decrease of 8% and no change respectively. The gold jewelry product line has been discontinued during the quarter ended December 31, 2012 due to its lower margins.

Wholesale revenue for the quarter ended December 31, 2012 was US$21.84 million, down 13% year-over-year from US$25.03 million, accounting for 38% of operating revenue. The decrease reflected prevailing market conditions, with the quarter ended December 31, 2012 sales from the U.S. down 2% year-over-year, representing 85% of wholesale revenue. Sales from Europe, and Asia and other markets also decreased by 41% and 69% respectively, representing 14% and 1% of wholesale revenue, respectively.

Wholesale revenue for the twelve months 2012 was US$66.42 million, down 4% year-over-year from US$69.39 million, accounting for 34% of operating revenue. During the twelve months of 2012, revenue from the U.S., our largest market remained at a similar level and accounted for 75% of wholesale revenue, while Europe remained soft, decreasing by 10% and accounting for 21% of wholesale revenue. Wholesale revenue from Asia and other markets decreased by 38% and accounted for 4%.

Gross Margin Holding Steadily

While gross profit for the quarter ended December 31, 2012 decreased by 2% year-over-year to US$24.95 million, gross profit for the twelve months 2012 increased 5% year-over-year to US$93.96 million. Gross profit margin for the quarter ended December 31, 2012 was 44%, compared to 45% in the corresponding quarter of 2011. Gross profit margin for the twelve months 2012 was 48%, compared to 49% for the twelve months 2011.

Retail gross profit for the quarter ended December 31, 2012 was up 6% year-over-year to US$20.45 million. Retail gross profit for the twelve months 2012 increased 7% year-over-year to US$79.68 million. Retail gross profit margin for the quarter ended December 31, 2012 was 58%, compared to corresponding quarter of 2011 at 61%. For the twelve months 2012, retail gross profit margin was 61%, down from 66% in the same period 2011, largely a result of our strategic shift towards an affordable range of jewelry, to capture a broader customer segment in a weakened market.

Since the quarter ended June 30, 2012, we have introduced colored gemset jewelry at entry price points as one of our key initiatives to further diversify our product range from our higher margin product offerings. To improve the long term margin profile of the retail business, the Company has discontinued the gold jewelry product line in the quarter ended December 31, 2012 since it offers much lower margins.

Wholesale gross profit for the quarter ended December 31, 2012 was US$4.50 million, a year-over-year decrease of 26%. Wholesale gross profit for the twelve months 2012 was US$14.28 million, down 4% year-over-year. Wholesale gross profit margin for the quarter ended December 31, 2012 was 21%, compared to 24% for the same quarter in 2011. Wholesale gross profit margin for the twelve months 2012 was 22%, the same level as the comparable period for 2011.

SG&A Expenses Under Control Despite Addition of New Stores

Selling, general and administrative expenses (SG&A) in the quarter ended December 31, 2012 showed a slight decrease from US$21.84 million last year to US$21.45 million, an achievement made by stringent cost-control measures, despite the addition of 11 new stores in the quarter. As a percentage of operating revenue, SG&A represented 38%, compared to 39% in the quarter ended December 31, 2011. For the twelve months 2012, SG&A increased 20% year-over-year to US$87.39 million from US$73.09 million, and represented 45% of operating revenue, compared to 40% in the same period for 2011. The increase of SG&A for the twelve months 2012 was due to increased rental space and marketing and staff expenses to support the expansion of the retail network and professional fees incurred in relation to the privatization proposal.

Within SG&A, rental expenses in the quarter ended December 31, 2012 increased 11% year-over-year to US$8.15 million from US$7.33 million. As a percentage of operating revenue, rental expenses were 14%, compared to 13% in the quarter ended December 31, 2011. Rental expenses in the twelve months 2012 increased 19% year-over-year to US$30.59 million from US$25.71 million. As a percentage of operating revenue, rental expenses were 16%, compared to 14% in the same period last year.

Depreciation and impairment of assets in the quarter ended December 31, 2012 was US$3.23 million, down 15% year-over-year from US$3.82 million. Depreciation and impairment of assets in the twelve months 2012 was US$7.84 million, up 15% year-over-year from US$6.83 million which is mainly due to the depreciation on new retail stores.

Operating expenses, including selling, general and administrative expenses, net gain (loss) on derivatives and depreciation and impairment of long-lived assets, decreased by 4% year-over-year to US$24.56 million in the quarter ended December 31, 2012 from US$25.59 million. As a percentage of operating revenue, operating expenses were 43%, compared to 45% in the quarter ended December 31, 2011. Operating expenses in the twelve months 2012 increased 19% year-over-year to US$95.26 million from US$79.85 million. As a percentage of operating revenue, operating expenses were 49%, compared to 44% in the twelve months 2011.

Operating Income Recovering

Operating profit in the quarter ended December 31, 2012 was US$0.38 million, compared to an operating loss of US$0.21 million in the same period of 2011. Operating loss in the twelve months 2012 was US$1.30 million, compared to an operating income of US$9.64 million in the same period of 2011.

Operating income from the retail business in the quarter ended December 31, 2012 was US$0.30 million, compared to US$0.64 million in the same period of 2011. Operating income from the retail business in the twelve months 2012 was US$0.54 million, compared to US$11.90 million in the same period of 2011. The decline in the operating income is mainly due to the fixed costs from the rollout of the retail network and necessary investments critical to the Company’s long term business growth.

The wholesale business turned around to show an operating profit of US$0.95 million in the quarter ended December 31, 2012, compared to an operating loss of US$0.35 million in the corresponding quarter of 2011. Operating income from the wholesale business in the twelve months 2012 was US$1.31 million, a profit compared to an operating loss of US$0.78 million in the same period of 2011.

Net other losses in the quarter ended December 31, 2012 amounted to US$0.55 million, compared to net other gains of US$0.32 million in the corresponding quarter of 2011. Net other losses in the twelve months 2012 was US$2.72 million, compared to net other gains of US$1.86 million in the same period 2011. The losses were primarily due to higher interest expenses and a lower gain in fair value of warrants and options liabilities.

Income tax expense in the quarter ended December 31, 2012 were US$0.16 million, compared to income tax benefit of US$1.22 million in the corresponding quarter of 2011. Income tax expense in the twelve months 2012 were US$0.43 million, compared to US$1.38 million in the twelve months 2011.

Net loss in the quarter ended December 31, 2012 was US$0.32 million, compared to a net income of US$1.32 million in the corresponding quarter of 2011. Basic and diluted loss per share stood at US$0.11, compared to US$0.04 in the quarter ended December 31, 2011.

Net loss in the twelve months 2012 was US$4.45 million, compared to a net income of US$10.12 million last year. Basic and diluted loss per share was US$0.52, compared to basic and diluted earnings per share of US$0.07 in the same period of 2011.

Balance Sheet Remains Sound

Cash and cash equivalents and restricted cash totaled US$26.06 million as of December 31, 2012, compared to US$25.52 million as of December 31, 2011.

Trade receivables were US$37.89 million as of December 31, 2012, compared to US$42.81 million as of December 31, 2011.

Inventories increased 4% to US$179.78 million as of December 31, 2012, from US$173.39 million as of December 31, 2011. The inventory was increased to support the opening of new stores.

Working capital (current assets minus current liabilities) amounted to US$135.40 million as of December 31, 2012, compared to US$150.21 million as of December 31, 2011.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2170-0018

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
	US$	US$	US$	US$
Operating revenue	56,972	56,635	196,311	182,180
Costs of goods sold	(32,026)	(31,255)	(102,355)	(92,691)

Gross profit	24,946	25,380	93,956	89,489

Operating expenses
Selling, general and administrative expenses	(21,448)	(21,840)	(87,387)	(73,092)
Net gain (loss) on derivatives	114	69	(24)	68
Depreciation	(3,229)	(1,381)	(7,844)	(4,391)
Impairment loss of long-lived assets	—	(2,437)	—	(2,437)

Operating income (loss)	383	(209)	(1,299)	9,637
Interest income	83	45	234	354
Change in fair value of warrants and options liabilities	268	20	627	1,923
Change in fair value of life insurance contracts	7	—	27	—
Exchange gain (loss)	32	794	(84)	1,432
Loss on sales of securities	—	—	(40)	(250)
Interest expenses	(936)	(544)	(3,480)	(1,600)

(Loss) income before income taxes and non-controlling interests	(163)	106	(4,015)	11,496
Income taxes (expense) credit	(161)	1,218	(433)	(1,379)

Net (loss) income	(324)	1,324	(4,448)	10,117
Net (loss) income attributable to non-controlling interests	26	(11)	(2)	(16)

Net loss (income) attributable to LJ International Inc.	(298)	1,313	(4,450)	10,101
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(3,254)	(2,536)	(11,883)	(6,428)

Net (loss) income attributable to common shareholders of LJ International Inc.	(3,552)	(1,223)	(16,333)	3,673

(Loss) earnings per share:
Basic	(0.11)	(0.04)	(0.52)	0.07
Diluted	(0.11)	(0.04)	(0.52)	0.07
Weighted average number of shares used in calculating basic (loss) earnings per share	31,857,417	30,584,792	31,539,914	30,233,551
Weighted average number of shares used in calculating diluted (loss) earnings per share	31,857,417	31,472,297	31,539,914	31,427,121

Net (loss) income	(324)	1,324	(4,448)	10,117
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	515	1,841	13	3,111
Unrealized holding gain (loss) on available-for-sales securities	38	54	141	(351)
Realized loss on sale of available-for-sale securities	—	—	33	260

Other comprehensive income	553	1,895	187	3,020

Comprehensive income (loss)	229	3,219	(4,261)	13,137
Less: comprehensive loss (income) attributable to the non-controlling interests	26	(11)	(2)	(16)

Comprehensive income (loss) attributable to LJI shareholders	225	3,208	(4,263)	13,121

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of December 31, 2012	As of December 31, 2011
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	15,469	18,649
Restricted cash	10,591	6,866
Trade receivables, net	37,891	42,808
Available-for-sale securities	2,282	2,050
Inventories	179,780	173,391
Derivatives	—	15
Deferred tax assets	1,235	1,108
Prepayments and other current assets	14,977	8,958

Total current assets	262,225	253,845

Non-current assets

Properties held for lease, net	376	398
Property, plant and equipment, net	21,554	14,704
Investments in life insurance contracts	1,375	445
Deferred tax assets	939	1,083
Other non-current assets	1,363	—
Goodwill, net	1,521	1,521

Total non-current assets	27,128	18,151

Total assets	289,353	271,996

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank overdrafts	3,339	2,877
Notes payable	46,594	13,215
Capitalized lease obligation, current portion	16	30
Letters of credit, gold loan and others	29,929	36,379
Derivatives	8	—
Shareholder’s loan	1,440	1,583
Warrants and options liabilities	1,459	2,086
Trade payables and other accruals	41,373	43,678
Income taxes payable	1,866	3,478
Deferred tax liabilities	804	306

Total current liabilities	126,828	103,632
Non-current liabilities
Notes payable	5,000	7,500
Capitalized lease obligation	22	—

Total non-current liabilities	5,022	7,500

Total liabilities	131,850	111,132

Redeemable convertible preferred shares of a subsidiary, par value US$0.01 each, 1 million shares authorized;
359,826 shares issued and outstanding as of December 31, 2012 and December 31, 2011	53,913	42,030

Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized;
31,984,672 and 30,607,672 shares issued and outstanding as of December 31, 2012 and December 31, 2011	320	306
Additional paid-in capital	71,839	70,953
Accumulated other comprehensive income	4,044	3,857
Retained earnings	27,191	43,524

Total LJ International Inc. shareholders’ equity	103,394	118,640
Non-controlling interests	196	194

Total shareholders’ equity	103,590	118,834

Total liabilities and shareholders’ equity	289,353	271,996